ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 12, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

B

09045521

PROCESSED
MAR 10 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
12 February 2009 (ASX: Announcement and Media Release – Confirmation of Issue and Top 20; Convertible Note Trust Deed)

dw 3/9

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 February 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE AND TOP 20

Further to an Appendix 3B lodged with the ASX on 10 February 2009, the Company confirms that it has allotted 6,633,533 Convertible Notes. Holding statements will be mailed to Noteholders in due course.

Details of the top 20 Noteholders following the allotment are attached.

A copy of the Convertible Note Trust Deed will be lodged separately.

A further 4,500 Convertible Notes are on offer under a prospectus lodged with the ASX on 11 February 2009.

For information on FAR's drilling activities visit our website at www.far.com.au

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

TOP SPREAD REPORT

FIRST AUSTRALIAN RESOURCES LIMITED
ABN: 41 009 117 293

OPID: TTN
CLASS: FAR60726 CONVERTIBLE NOTES

DATE: 12/02/2009 10:43:39AM
PAGE: 1

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	0	0	0.000 %
1,001 - 5,000	33	150,446	2.268 %
5,001 - 10,000	14	101,366	1.528 %
10,001 - 100,000	2	66,666	1.005 %
100,001 - 999,999,999,999	2	6,315,055	95.199 %
TOTAL	51	6,633,533	100.000 %

LOCALITY ANALYSIS			
OVERSEAS	0	0	0.000 %
1 - 999	0	0	0.000 %
1000 - 1999	0	0	0.000 %
2000 - 2999	3	5,564,499	83.884 %
3000 - 3999	0	0	0.000 %
4000 - 4999	12	814,000	12.271 %
5000 - 5999	0	0	0.000 %
6000 - 6999	36	255,034	3.845 %
7000 - 7999	0	0	0.000 %
8000 - 8999	0	0	0.000 %
9000 - 9999	0	0	0.000 %
TOTAL	51	6,633,533	100.000 %

TOP 20 HOLDERS REPORT

FIRST AUSTRALIAN RESOURCES LIMITED OPID: TTN DATE:12/02/2009 10:43:39AM

ABN: 41 009 117 293 CLASS: FAR60726 CONVERTIBLE NOTES PAGE:2

<------ CURRENT STATUS ------> <LAST PRINT 1/01/1753 ->

RANK	SHAREHOLDER	Total Units	% Issue Capital	Cum Units	% Cum Units	Total Units	%Issue Capital	Unit Change	%Unit Change
1	GROUP # 889118	5,555,555	83.750						
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	5,555,555	83.750	5,555,555	83.750	5,555,555	83.750		
2	WOODLANDS ASSET MANAGEMENT PTY LTD	759,500	11.449	6,315,055	95.199	759,500	11.449		
3	GROUP # 804057	48,894	0.737						
	MR IAN MICHAEL PATERSON PARKER	4,450	0.067	6,319,505	95.266	4,450	0.067		
	MR IAN MICHAEL PATERSON PARKER & MRS CATRIONA SYLVIA PARKER <SUPER A/C>	44,444	0.670	6,363,949	95.936	44,444	0.670		
4	ZEN ASSET MANAGEMENT PTY LTD <A MACNAUGHTAN PRIV S/F A/C>	22,222	0.335	6,386,171	96.271	22,222	0.335		
5	GROUP # 704140	13,600	0.205						
	JEMAYA PTY LTD <THE FEATHERBY FAMILY A/C>	6,800	0.103	6,392,971	96.374	6,800	0.103		
	JEMAYA PTY LTD <JH FEATHERBY SUPER FUND A/C>	6,800	0.103	6,399,771	96.476	6,800	0.103		
6	MRS STEPHANIE WALL	10,000	0.151	6,409,771	96.627	10,000	0.151		
7	MR PHILIP WALL	10,000	0.151	6,419,771	96.778	10,000	0.151		
8	GUNZ PTY LTD <GUNZ S/F A/C>	7,300	0.110	6,427,071	96.888	7,300	0.110		
9	MR BARRY COLIN HUMFREY & MRS MARY JEAN HUMFREY	7,000	0.106	6,434,071	96.993	7,000	0.106		
10	ROSELAND ASSET PTY LTD <HUMFREY SUPER FUND A/C>	7,000	0.106	6,441,071	97.099	7,000	0.106		
11	KENESTA PTY LTD	7,000	0.106	6,448,071	97.204	7,000	0.106		
12	GOULD NOMINEES PTY LTD	7,000	0.106	6,455,071	97.310	7,000	0.106		
13	MS LIUDMILA IVANOVNA NOKHOVA	7,000	0.106	6,462,071	97.415	7,000	0.106		
14	HENDRICUS PTY LTD <PERTH SELECT S'FOOD S/F A/C>	6,800	0.103	6,468,871	97.518	6,800	0.103		
15	DODGE DART INVESTMENTS PTY LTD	6,666	0.100	6,475,537	97.618	6,666	0.100		
16	MR DENIS PATRICK WADDELL & MRS FRANCINE LOUISE WADDELL <DP WADDELL S/F A/C>	6,000	0.090	6,481,537	97.709	6,000	0.090		
17	TARNEY HOLDINGS PTY LTD <DP & FL WADDELL FAMILY A/C>	6,000	0.090	6,487,537	97.799	6,000	0.090		
18	ACERIVER PTY LTD	5,000	0.075	6,492,537	97.874	5,000	0.075		
19	L V ZANINOVICH PTY LTD <L V ZANINOVICH S/FUND A/C>	5,000	0.075	6,497,537	97.950	5,000	0.075		
20	MRS NINA MICHELLE RICKETTS	5,000	0.075	6,502,537	98.025	5,000	0.075		
		6,502,537	98.025						

Dated February 2009

Convertible Note Trust Deed

Parties

First Australian Resources Limited
ACN 009 117 293

Australian Executor Trustees Limited
ACN 007 869 794

Contents

Deed made February 2009

Parties

First Australian Resources Limited ACN 009 117 293
of Suite B1, 431 Roberts Road, Subiaco, Western Australia 6008
(**Company**)

Australian Executor Trustees Limited ACN 007 869 794
of Level 22, 207 Kent Street, Sydney, New South Wales
(**Trustee**)

Recitals

A. The Company intends to issue Convertible Notes under this Deed.

B. The Company has agreed to enter into this Deed in order to make provision for the appointment of a trustee for Noteholders.

C. The Trustee has agreed for the consideration expressed in this Deed to act as trustee of this Deed on the terms contained in this Deed.

It is agreed

1. Definition

1.1 In this Deed, unless the contrary intention appears:

(1) **ASIC** means Australian Securities and Investments Commission;

(2) **ASX** means ASX Limited ACN 008 624 691;

(3) **Auditor** means the auditor or a firm of auditors appointed from time to time by the Company as required under the Corporations Act;

(4) **Business Day** has the meaning ascribed to that term by the Listing Rules;

(5) **Conditions** means the terms and conditions applicable to Convertible Notes, including the terms and conditions set out in this Deed and the terms and conditions set out in Schedule 1;

(6) **Constitution** means the constitution of the Company;

(7) **Controller** means a person whose appointment results in the Company becoming an "externally-administered body corporate" as defined in section 9 of the Corporations Act;

(8) **Conversion Notice Date** means the date on which the Company receives a Conversion Notice from a Noteholder in accordance with Schedule 1 clause 4;

(9) **Conversion Notice** means the notice in substantially the same form as the form in Annexure A which may be given by a Noteholder to the Company pursuant to Schedule 1, clause 4;

(10) **Conversion Option** means the option conferred by Schedule 1, clause 4 on a Noteholder to convert part or all of the Convertible Notes held by the Noteholder into Shares and **Convert** and **Conversion** each has a corresponding meaning;

(11) **Convertible Note** and **Note** means a convertible note with a face value of $0.45 issued by the Company under this Deed which is outstanding;

(12) **Convertible Note Obligations** means all Liabilities of the Company to Noteholders, and of the Company to the Trustee on behalf of Noteholders, under the Conditions, including the obligations to pay the Principal Amount and interest on the Principal Amount, but does not include any Liabilities of the Company to the Trustee for the costs, fees and expenses of the Trustee in respect of its duties under this Deed;

(13) **Corporations Act** means the *Corporations Act 2001* (Cth);

(14) **Date of Conversion** means for all Convertible Notes included in a Conversion Notice, the next Interest Payment Date;

(15) **Deed, this Deed** or **Trust Deed** means the trust deed (including the Conditions set out in Schedule 1) between the Company and the Trustee hereby constituted by this document and includes any document or documents supplemental to this Deed or executed pursuant to this Deed (including without limitation any Conditions) and any schedules or appendices to this Deed;

(16) **Deficiency Certificate** means a written advice provided to the Trustee by a duly qualified expert certifying that Convertible Note Obligations exceed the value of the Trust Assets;

(17) **Delegate** means a person appointed to act as a delegate of the Trustee for the purposes of this Deed under clause 9.6;

(18) **Event of Default** means each of the events set out in clause 7.1;

(19) **First Interest Payment Date** means the first Interest Payment Date, being 31 March 2009;

(20) **GST** has the meaning ascribed to it in the GST Law;

(21) **GST Law** has the meaning ascribed to **GST Law** in *A New Tax System (Goods and Services Tax) Act 1999* (Cth);

(22) **Information** means all information and other material of the nature described in clause 17.1;

(23) **Interest Payment Dates** means the dates interest is payable on the Principal Amount under Convertible Notes, being the last Business Day of each Quarter, and which includes the First Interest Payment Date and the Maturity Date;

(24) **Law** means any requirement of the Corporations Act, Listing Rules, ASIC Regulatory Guides and Practice Notes, that the parties must comply with in order to satisfy their obligations under this Deed, as well as the common law, principles of equity, and all other laws made by parliament (including State, Territory and Commonwealth laws and regulations and other instruments under those laws and regulations, and consolidations, amendments, re-enactments or replacements of any of them);

(25) **Liabilities** means all liabilities and provisions including, without limitation, liabilities and provisions in respect of:

(a) income and other taxes;

(b) annual and long service leave of employees; and

(c) dividends declared or accrued but unpaid;

(26) **Liquidation** includes winding up, dissolution, deregistration, administration, amalgamation, receivership, reconstruction, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy;

(27) **Liquidator** means the liquidator, provisional liquidator, trustee, administrator, manager, receiver, receiver and manager or other officer – who is appointed to administer or implement the Liquidation;

(28) **Listing Rules** means the official listing rules of ASX from time to time with any medication or waivers in their application to the Company which ASX may grant;

(29) **Maturity Date** means the earlier of:

(a) the date that is 3 months after the issue of the Convertible Notes provided that on such date Quotation has not been obtained; or

(b) 31 January 2012;

(30) **Moneys Owing** means the Principal Amount and any interest payable on the Convertible Notes and any other moneys payable to the Trustee or the Noteholders (including damages) under or in respect of this Deed or the Convertible Notes and, in relation to a Noteholder, means that portion of those moneys which is owing to that Noteholder;

(31) **Noteholder** in relation to a Convertible Note means the person entered in the Register as the holder of the Note; =

(32) **Noteholder Statement** means a document setting out a Noteholders' registry entry in the Register;

(33) **Paying Agent** means a person appointed by the Company under clause 4.2 to act as paying agent to distribute Moneys Owing to Noteholders or to the Trustee on behalf of Noteholders;

(34) **Principal Amount** means the principal amount outstanding from time to time under the Convertible Notes;

(35) **Quarter** means each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September in each year) the last of which ends on or before the Maturity Date;

(36) **Quotation** means the official quotation of the Convertible Notes on the ASX;

(37) **Redemption Amount** of a Convertible Note means the face value of the Convertible Note plus interest which has accrued but which has not become due, plus unpaid interest up to the date of redemption or Conversion of the Convertible Note;

(38) **Redemption Notice** means the notice which may be given by the Trustee pursuant to an exercise of its rights under clause 7.2 or 7.3 or by the Noteholder under clause 7.5;

(39) **Register** means a register of holders of Convertible Notes established and maintained under clause 15.1;

(40) **Related Body Corporate** has the meaning given to it in the Corporations Act;

(41) **Share** means a fully paid ordinary share in the capital of the Company;

(42) **Special Resolution** has the same meaning as that term has in clause 18.22;

(43) **Specified Office** means the registered office of the Company or such other office advised by the Company to the Trustee from time to time;

(44) **Subsidiary** has the meaning given to it in the Corporations Act;

(45) **Trust Assets** means all moneys or other property fully and finally received, accrued or recovered by the Trustee on account of the Convertible Note Obligations free and clear of third party rights or interest;

(46) **Trustee** means Australian Executor Trustees Limited ACN 007 869 794 or any successor trustee appointed in accordance with this Deed;

(47) **Trustee Company** means a body corporate which would be entitled to act as a trustee for the Convertible Notes under section 283AC of the Corporations Act; and

(48) **Voting Share** has the meaning given to that expression in section 9 of the Corporations Act.

1.2 Interpretation

In this Deed, except to the extent that the subject or context otherwise requires:

(1) reference to any legislation or to any provision of any legislation will include any modification or re-enactment of, or any legislative provision substituted for, and all legislation and statutory instruments issued under, such legislation or such provision and will include the corresponding legislation in such other State or Territory of the Commonwealth of Australia as may be relevant from time to time;

(2) words (including words defined in this Deed) denoting the singular number will include the plural and vice versa;

(3) words importing natural persons will (where appropriate) include corporations, firms, unincorporated associations, partnerships, trusts and any other entities recognised by law or vice versa;

(4) words denoting any gender will include all genders;

(5) words **written** and **in writing** include any means of visible reproduction of words in a tangible and permanently viable form;

(6) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and severally;

(7) a reference to an accounting term is to be interpreted in accordance with accounting standards under the Corporations Act, schedule 5 to the Corporations Regulations and, where not inconsistent with those accounting standards and that schedule, generally accepted principles and practices in Australia consistently applied by a body corporate or as between bodies corporate and overtime;

(8) reference to clauses and Schedules are references to clauses and schedules of this Deed;

(9) references to a subclause is a reference to the sub-clause of the clause in which it appears, reference to a paragraph is a reference to a paragraph of the subclause in which it appears and reference to a sub-paragraph is a reference to a sub-paragraph of a paragraph in which it appears;

(10) reference to any document or agreement will be deemed to include references to such document or agreement as novated, supplemented, varied or replaced from time to time;

(11) the headings in this Deed are for the purpose of more convenient reference only and will not form part of this Deed or affect its construction or interpretation; and

(12) except where otherwise expressly provided, where under or pursuant to this Deed or anything done hereunder the day on or by which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the immediately succeeding Business Day.

2. Appointment of Trustee

2.1 Appointment of Trustee

The Trustee is hereby appointed as trustee and agrees for the consideration expressed in this Deed to perform the obligations imposed on it by this Deed for the benefit of Noteholders.

2.2 Noteholders regarded as beneficial owners of Convertible Notes

The Noteholders are to be regarded as the beneficial owners of the Convertible Notes held by them respectively and the Trustee holds the following in trust for the benefit of the Noteholders:

(1) the right to enforce the Company's duty to redeem or otherwise repay or Convert the Convertible Notes; and

(2) the right to enforce any other duties and obligations that the Company has under the terms of the Convertible Notes, this Deed, Chapter 2L of the Corporations Act or any other Law.

2.3 Limitation of liability

(1) Subject to section 283DB of the Corporations Act, it is irrevocably and unconditionally acknowledged and agreed that:

(a) the Trustee has entered into this Deed in its capacity as trustee and in no other capacity;

(b) (subject to clause 2.3(3)) the Trustee is not liable to pay or satisfy any of its obligations under this Deed, and has no liability to the Company, the Noteholders or any other person, except to the extent of the Trustee's right of indemnity out of the Trust Assets; and

(c) if the Trust Assets are insufficient, neither the Company, the Noteholders nor any other person (subject to clause 2.3(3)) may seek to recover any shortfall by bringing proceedings against the Trustee personally and may not seek the appointment of a liquidator, administrator, receiver or similar person to the Trustee or prove in any liquidation, administration or arrangement of or affecting the Trustee.

(2) Subject to section 283DB of the Corporations Act and clause 2.3(3), the Company and each Noteholder waives its rights and releases the Trustee from any personal liability whatsoever in respect of any loss or damage which cannot be paid or satisfied out of the Trust Assets.

(3) The Trustee is liable personally and is not released to the extent that a liability under this Deed arises out of the Trustee's own fraud, gross negligence, or wilful default which disentitles it from an indemnity out of the Trust Assets in relation to the relevant liability.

(4) Notwithstanding any other provision of this Deed, the liability of the Trustee is limited by the provisions of this clause 2.3. In the event of any consistency with any other provision of this Deed, these clauses are paramount.

2.4 Termination of Trust

The Trust terminates on the earliest to occur of:

(1) the Maturity Date;

(2) the Business Day immediately following:

(a) Conversion or redemption of all of the Notes;

(b) payment or repayment of all Moneys Owing; or

(c) the Trustee receiving a Deficiency Certificate which it obtains pursuant to clause 9.5(2);

(3) the date on which the Noteholders determine by Special Resolution that the Trust is to be wound up; or

(4) 1 Business Day before the date which is the eightieth anniversary of the date of this Deed,

provided always that the Trust will not terminate whilst there are costs, fees and or expenses owing to the Trustee.

2.5 Disposal and distribution on termination

(1) On termination of the Trust under clauses 2.4(1), 2.4(2) and 2.4(4), the Trustee must distribute the balance of the capital and income of the Trust (including, without limitation, cash) at the direction of the Company or, if applicable, a Controller.

(2) On termination of the Trust under clause 2.4(3), the Trustee must distribute the balance of the capital and income of the Trust (including, without limitation, cash) according to a direction contained in the Special Resolution of the Noteholders. Where no direction is made by Noteholders for the distribution, the Trustee must distribute the balance of the capital and income of the Trust in proportion to the number of Convertible Notes held by each Noteholder respectively.

3. Convertible Notes

3.1 Issue of Convertible Notes

The Company may from time to time issue up to 7,777,778 Convertible Notes with an issue price of $0.45 each to raise an aggregate principal amount not exceeding $3,500,000 in accordance with and subject to this Deed.

3.2 Conditions of issue

Each Convertible Note will be issued subject to the Conditions.

3.3 Conditions and this Deed binding

This Deed including the Conditions will be binding on the Company, the Trustee, the Noteholders and all persons claiming through or under them and Noteholders will be entitled to the benefit of, will be bound by and will be deemed to have notice of, all the provisions of this Deed, the Conditions and the Constitution.

3.4 Validity of Convertible Notes

(1) Neither the Trustee nor any Noteholder will be concerned or obliged to enquire whether any Convertible Note has been issued in contravention of this Deed, the Conditions and the Constitution.

(2) Each Convertible Note issued for valuable consideration will be deemed to have been validly issued and constituted under this Deed and entitled to the benefit of the provisions of this Deed and the Conditions, notwithstanding that it may subsequently be determined that the issue of such Convertible Note was in breach of any provision of this Deed or the Conditions (but without prejudice to the Trustee's rights under or pursuant to this Deed against the Company in relation to such breach).

3.5 Registration of Convertible Notes

(1) The Company will issue Convertible Notes by resolution of its board of directors and will thereafter register the Noteholder as the holder of the Convertible Notes. The Convertible Notes will be issued when the Company creates or procures that a certificate or holding statement is created in respect of the Note.

(2) When Convertible Notes are issued to a Noteholder the Company will include in the Register the particulars required by clause 15.1.

3.6 Equal ranking

All Convertible Notes will rank equally.

3.7 Fees relating to issue of Convertible Notes

The Company may pay to any person commission, brokerage or procuration, or other fees in relation to the issue or purchase of Convertible Notes (including, without limitation, for underwriting the issue or purchase of Convertible Notes).

3.8 Purchase by Company

The Company may from time to time and in accordance with the Conditions purchase issued Convertible Notes and may cancel any of those Convertible Notes so purchased.

4. Payment of Convertible Notes

4.1 Payment of Principal Amount and Interest

The Company must make payment of the Principal Amount and interest in respect of Convertible Notes to the Noteholders as and when due in accordance with the Conditions.

4.2 Paying Agent

The Company may appoint in writing at any time any person as Paying Agent to distribute that portion of Moneys Owing that is payable to Noteholders to the Trustee on behalf of Noteholders or directly to the Noteholders.

5. Obligations of Company

5.1 Section 283BF – quarterly report

(1) The Company must, as soon as possible after each issue of Convertible Notes, specify a day for the purpose of section 283BF(2) of the Corporations Act, and give written notice of such date to the Trustee.

(2) The directors of the Company must provide to the Trustee (and, if required, lodge a copy with ASIC) within one month of the end of a Quarter a report of the Company which must set out in detail any matter relating to that Quarter adversely affecting the interests of Noteholders and otherwise include the matters referred to in section 283BF of the Corporations Act (as it may be amended from time to time).

5.2 Notice of default

The Company must notify the Trustee in writing of the occurrence of any Event of Default as soon as practicable but in any event within 1 Business Day from becoming aware of the same in each case stating what action it is taking to cure the default and procure its directors to notify the Trustee immediately if they are aware that any condition of this Deed or the Convertible Notes cannot be fulfilled or has been breached.

5.3 Details of charge

If the Company creates any charge after the date of this Deed the Company must:

(1) give to the Trustee written details of the charge within 21 days after the date of creation of the charge; and

(2) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in a current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days of the end of the Quarter in which the advance is made.

5.4 Information at reasonable request of Trustee

(1) The Company will provide the Trustee with such information as the Trustee reasonably requests about the Company and any of its Subsidiaries to enable the Trustee to carry out its duties under this Deed, the Corporations Act or any other Law.

(2) The Company will, within the specified time limit, give the Trustee a copy of its Annual Financial Report and half-yearly Financial Report of the Company as required by the Corporations Act.

(3) Where the information requested in clause 5.4(1) relates to financial information, the Trustee may request the Company to provide an Auditor's certificate stating that the Auditor has reviewed that financial information and acknowledges that based on the Auditor's reasonable enquiries nothing has come to the Auditor's attention which causes the Auditor to believe that the information provided to the Trustee is incorrect or incomplete.

5.5 Compliance with Deed

(1) The Company undertakes to the Trustee to comply with the provisions of this Deed, the Conditions and the Constitution.

(2) The Trustee declares and acknowledges that the benefit of the undertaking of the Company set out in clause 5.1(1) is held for the Trustee and separately on trust by the Trustee for the benefit of the Noteholders.

6. Covenants by Company

The Company covenants with the Trustee that it will comply with the covenants in clauses 6.1 to 6.4 below.

6.1 Conduct of business

The Company will carry on and conduct the business of the Company in a proper and efficient manner and will procure that each of its Subsidiaries will carry on and conduct their businesses in a proper and efficient manner.

6.2 Meeting convened by Noteholders

The Company must convene a meeting of Noteholders if called by Noteholders representing 10% or more in value of the Principal Amount of the Notes in accordance with clause 18.1(2).

6.3 Other obligations of the Company

For so long as any Note is outstanding, the Company must:

(1) carry on and conduct its business in a proper and efficient manner;

(2) keep proper books of account;

(3) take all reasonable steps to replace the Trustee if required by the Corporations Act to do so;

(4) if requested by a Noteholder or the Trustee, provide a copy of this Deed to that Noteholder or the Trustee;

(5) make all payments of principal and interest in respect of the Notes, as and when due, in accordance with the Conditions, to the persons who are entitled to receive such payments under this Deed;

(6) at any time of giving each report to the Trustee under section 283BF of the Corporations Act and in any event within 1 month after the end of each Quarter, give to the Trustee a directors' certificate:

   (a) which shows the Principal Amount of the Notes outstanding at the end of the Quarter;

   (b) confirming that no event or circumstance has occurred during the previous Quarter which has or is likely to result in a material adverse change in the business or financial condition of the Company or its Subsidiaries, or setting out such information and details required by the Trustee where such event or circumstance has occurred; and

   (c) where there exists any recurring obligation on the Company or the Trustee or both to furnish certain information on the basis of which stamp duty will be payable in any State or Territory or other place, setting out such information as is required by the Trustee to properly complete any return required to be lodged under the provisions of any stamp duty legislation which are applicable to this Deed or any of the Notes or otherwise to enable the Trustee to comply with its obligations with respect to any undertaking given pursuant to any such legislation, such information to be furnished to the Trustee not less than 14 days prior to the time when such information is required to be lodged;

(7) provide all information and explanations reasonably requested by the Trustee to enable the Trustee and any auditor appointed by the Trustee to exercise their rights and to discharge their duties under this Deed and the Corporations Act, or any obligations of a trustee imposed by Law;

(8) notify the Trustee promptly and in any event not later than 2 Business Days after it becomes aware:

(a) that any condition or obligation in this Deed or any other financial obligation of the Company cannot be fulfilled or discharged; or

(b) of an Event of Default;

(9) promptly provide and in any event not later than 2 Business Days of issue, copies of all reports and releases made by the Company to the ASX;

(10) ensure that any accounts provided to the Trustee:

(a) comply with current accounting practice except to the extent disclosed in them and with all applicable laws; and

(b) give a true and fair view of the matters with which they deal;

(11) promptly give the Trustee notice of any appointment, retirement, resignation or removal of an Auditor;

(12) make all financial and other records of the Company and its Subsidiaries available for inspection by:

(a) the Trustee;

(b) any registered company auditor appointed by the Trustee for that purpose;

(c) any officer, employee or auditor of the Trustee authorised by the Trustee to carry out the inspection,

and give them any information, explanations or other assistance that they require about matters relating to those records; and

(13) comply with all other obligations imposed on it under the Corporations Act and any other relevant Law including, without limitation, all legal requirements relating to the filing of reports and statements, the registration of encumbrances and the keeping open of registers for inspection.

6.4 Undertakings

Unless the Trustee otherwise agrees in writing while any Note is outstanding, the Company must, at its own cost:

(1) promptly furnish to the Trustee or any person authorised by the Trustee to receive it, such documents, reports or other information as the Trustee reasonably considers necessary in relation to all matters necessary for the purposes of the exercise of the rights

and the discharge of the duties and trusts vested in the Trustee under this Deed or imposed upon it by Law;

(2) give notice to the Trustee as soon as it becomes aware of any Event of Default occurring and a description of the nature of the Event of Default;

(3) at all times fully comply with, observe and perform all its obligations under this Deed and any document supplemental or collateral to this Deed;

(4) do everything necessary to preserve the corporate existence of the Company and its Subsidiaries, including:

(a) not transferring the jurisdiction of registration;

(b) not making any application or passing any resolution for winding up; and

(c) not entering into or effecting any other scheme under which it ceases to exist or under which the assets and liabilities of itself are vested in or assumed by any other person.

7. Events of Default

7.1 Events

Each of the following events is an Event of Default:

(1) **(unremedied default in payment)** if the Company makes default in the payment of any Moneys Owing in respect of the Convertible Notes and that default continues unremedied by the Company for a period of 15 Business Days after demand for those moneys is made by the Trustee or any Noteholder. The Company will not make a default in payment of any Moneys Owing, merely by its election to defer payment and pay penalty interest provided such election and deferral are within the terms of the Note;

(2) **(unremedied material breach)** if the Company or a Subsidiary commits a material breach of a covenant, condition or obligation imposed on it by this Deed or the Conditions and that breach is either incapable of remedy, and is reasonably likely to have a material adverse effect on the ability of the Company to observe its obligations to Noteholders, or if the default is capable of remedy, it has not been remedied within 15 Business Days of receiving notice of the breach from the Trustee requiring that breach to be remedied;

(3) **(First Ranking Debt)** a secured creditor of the Company or a Subsidiary of the Company exercises its security in relation to its debt;

(4) **(Winding up)** if an order is made or a resolution is effectively passed for the winding up of the Company except for the purposes of a reconstruction or amalgamation with the prior written consent of the Trustee (such consent not to be unreasonably withheld);

(5) **(Liquidation)** if the Company enters Liquidation; and

(6) **(Arrangement, reconstruction or composition)** if without the prior consent of the Trustee, the Company or a Subsidiary enters into any arrangement, reconstruction or a composition with its creditors,

provided always that the Company shall be obliged to notify the Trustee in writing of any Event of Default within 1 Business Day of that event occurring.

7.2 **Action upon an Event of Default**

(1) Upon the occurrence of an Event of Default, the Trustee on behalf of Noteholders may only take action as set out in this clause 7.2. However, nothing in this clause 7.2 prevents the Trustee from taking any action permitted by clause 7.3 or 7.4 or bringing proceedings or taking any other action from time to time to recover Moneys Owing to it or the Noteholders.

(2) The Trustee will be entitled where an Event of Default has occurred:

(a) to call a meeting of Noteholders where the Trustee may:

(i) appoint a person to be chairperson of the meeting;

(ii) inform Noteholders of the Event of Default or breach;

(iii) submit proposals for protection of Noteholder's interests; and

(iv) ask for directions from Noteholders in relation to the breach;

(b) to commence proceedings for the winding up of the Company or take such other action relating to enforcement of payment of Moneys Owing to Noteholders (including without limitation issuing Redemption Notices requiring the Company to redeem the Convertible Notes) but the

proceeds of any such enforcement action must be dealt with in accordance with clause 7.4(4)(a) and 7.4(4)(c); and

(c) to prove in any Liquidation of the Company (irrespective of when that Liquidation is commenced) subject to this Deed, and in particular to the provisions set out in clause 7.4.

7.3 Permitted actions by Trustee

Nothing in this Deed will exclude, limit, defer or otherwise prejudicially affect:

(1) the right of the Trustee to seek directions from a Court, pursuant to section 283HA or section 283HB of the Corporations Act or to take any other proceedings seeking the directions or guidance of any Court, tribunal or other authority as to the performance of its functions and duties pursuant to this Deed;

(2) any proceedings taken by the Trustee and/or any Noteholder at any time seeking a judgment or order declaratory of the rights or obligations of the Company, the Trustee, and Noteholder or any of the parties to this Deed;

(3) the right of the Trustee to take proceedings in respect of any breach or threatened breach of, or to compel or enforce performance of, any of the covenants, undertakings and obligations of the Company hereunder;

(4) the right of the Trustee to take proceedings under the Constitution; or

(5) the right of the Trustee to take proceedings for the Liquidation of the Company for failure to redeem a Convertible Note in accordance with this Deed.

7.4 Liquidation

Upon the Company entering Liquidation:

(1) subject to the succeeding provisions of this clause 7.4, each Convertible Note will be due to be redeemed for an amount equal to the Redemption Amount of the Convertible Note calculated at the date of the Company entering Liquidation;

(2) no Noteholder nor the Trustee will be entitled to receive payment from the Liquidator or the Company (including by way of set off or counterclaim) of any Moneys Owing, or any liabilities of the Company to the Trustee for the costs, fees and expenses of the Trustee in respect of its duties under the Trust Deed then outstanding until all secured debts of the Company have been paid in full. If any such payment or benefit by way of set off is received

by a Noteholder or constitutes a voidable preference the amount or benefit received will be held upon trust by the Noteholder for the Trustee and will, immediately it is received, be paid by the Noteholder to the Trustee upon trust for the purpose of being applied as provided in clause 7.4(4);

(3) any proof of debt or other claim (including by way of set off) in respect of a Convertible Note Obligation that a Noteholder is entitled to make may only be made on its behalf by the Trustee;

(4) any amounts received by the Trustee from the Company or the Noteholder under clause 7.4(2) will be received by it on trust to be applied:

(a) first, in or towards payment of the claims of those persons who the Liquidator determines, as at the date of the Company entering Liquidation, were secured creditors of the Company to the extent that those claims have been admitted to proof in the Liquidation (and have not been satisfied out of the other resources of the Company) but excluding interest accruing on those claims after the commencement of the Liquidation;

(b) secondly, in or towards payment or satisfaction of the costs, charges, expenses and Liabilities incurred by the Trustee for its performance under this Deed (including any unpaid remuneration);

(c) thirdly, in or towards payment pari passu and rateably the Redemption Amount of all Convertible Notes remaining unpaid and any other obligations of the Company which rank pari passu with the Convertible Note Obligations; and

(d) fourthly, the balance, if any in payment to the Liquidator.

(5) The trust mentioned in clause 7.4(4) may be performed by the Trustee or any Noteholder paying over to the Liquidator for the time being the relevant amounts received by the Trustee or the Noteholder on terms that the Liquidator is to distribute those amounts in accordance with the ranking of priority or payment set out in this Deed. The receipt of the Liquidator will be a good discharge to the Trustee or any Noteholder for the performance of that trust.

7.5 **Actions by Noteholders**

Only the Trustee may enforce the provisions of this Deed and the Convertible Notes (including without limitation applying for Liquidation, lodging a proof or claim or seeking damages) except that a Noteholder may proceed directly against the Company to enforce the performance of any of the provisions of this Deed or the Convertible Notes if the Trustee

has either failed to do so or the Trustee has otherwise determined in exercise of its discretion not to do so and at least 15 Business Days have elapsed since that Noteholder has given the Trustee and the Company notice of that Noteholder's intention to do so.

7.6 Judgment to be entered in the name of Trustee

Any judgment or amount obtained by or on behalf of Noteholders as a result of the proceedings referred to in clause 7.5 must be entered or held in the name of the Trustee and will be held by or on behalf of the Trustee under and for application in accordance with the provisions of this Deed.

7.7 Enforcement rights of Noteholders correspond with those of Trustee

No Noteholder may take action or institute any proceedings against the Company for the enforcement of any provision of this Deed (including in particular recovery of Moneys Owing and including without limitation applying for Liquidation or lodging a proof of claim or seeking damages) unless the Trustee would in similar circumstances be entitled to take such action or institute such proceedings under this Deed.

7.8 Limitation

Subject to the provisions of the Corporations Act, the Trustee is not bound to take any action referred to in clause 7.2 unless:

(1) its liability is limited in a manner consistent with clause 2.3 of the Trust Deed; and

(2) it is indemnified to its satisfaction against all costs, charges, liabilities and expenses which may be incurred by it in connection with that action.

8. Remuneration of Trustee

8.1 Fee

The Company will pay to the Trustee by way of remuneration for its services as trustee:

(1) An initial establishment fee of $5,000 (exclusive of GST) payable on the date of execution of this Deed.

(2) $15,000 (exclusive of GST) per annum in respect of the period beginning on the date of issue of the Notes, and ending on the Maturity Date, such amount to accrue daily and be payable in arrears of $3,750 on each Interest Payment Date

(3) The payment of an additional time and attendance fee in the event that there is any Event of Default on the part of the Company and the Trustee is required to take action on behalf of Noteholders.

8.2 Expenses

Without limiting the generality of the other provisions of this Deed the Company will pay on demand all costs, charges, liabilities and expenses (**Expenses**) which are properly incurred by the Trustee or its Delegate properly appointed under clause 9.6 in the ordinary course of the Trustee or the Delegate (as the case may be) performing its duties under this Deed (other than Expenses which are of an overhead or administrative nature) including, without limitation, legal costs and any stamp or other duty:

(1) in or about the preparation, execution and amendment of this Deed;

(2) in or in connection with the carrying out by the Trustee or a Delegate of any right, power or privilege conferred by this Deed or by Law conferred on the Trustee or upon any Noteholder, (including without limitation in respect of any waiver or consent sought by the Company);

(3) in or in connection with the transfer of Convertible Notes;

(4) in or in connection with any breach or default in the observance or performance by the Company of the covenants, obligations and conditions of this Deed;

(5) in or in connection with the convening, holding and carrying out of any directions or resolutions of any meeting of Noteholders;

(6) in or in connection with any actual or contemplated legal proceedings (including without limitation any application for directions) brought by or against the Trustee, or in which the Trustee is otherwise involved or any advice sought by the Trustee in relation to any such legal proceedings from any legal, accounting or other professional advisers; and

(7) in or in connection with the Trustee attending any general meetings of the Company necessary for it to fulfil its obligations under this Trust Deed,

except that the Trustee must obtain the written consent of the Company prior to incurring any Expense in excess of $10,000.

8.3 Priority of Trustee entitlements

All remuneration and payments referred to in this clause 8 will be paid in priority to any claim by any Noteholder as a Noteholder and will continue

to be payable until the trusts of this Deed are finally wound up and whether or not the trusts of this Deed are in the course of administration by or under the order of any court and the Trustee may retain and pay to itself in priority to any claim by any Noteholder as a Noteholder all such remuneration and payments out of any moneys for the time being in its hands on the trusts of this Deed.

9. Trustee's powers and duties

9.1 Role of the Trustee

The role of the Trustee is governed by the Corporations Act and this Deed. Other than as required by the Corporations Act or as expressly provided in this Deed, the Trustee:

(1) is not required to take any action or exercise any right, power or discretion in connection with this Deed or the Company or any other related matter, fact or circumstance;

(2) is not in any way involved in the day to day running, management or decision making process of the Company; and

(3) has no duty, obligation or liability to the Noteholders or the Company.

9.2 Powers

Subject to this Deed, the Corporations Act and any other Law, the Trustee has all the powers that are legally possible for a natural person or corporation to have in connection with the exercise of its powers under this Deed.

9.3 Determination by Trustee

The Trustee may as between itself and the Noteholders determine all questions and matters of doubt arising in relation to any of the provisions of this Deed and every such determination whether made upon a question actually raised or implied in the acts or proceedings of the Trustee will be conclusive unless a court of competent jurisdiction otherwise orders.

9.4 Waiver and application to Court

The Trustee may whenever it thinks fit and so long as it is not materially detrimental to the interests of the Noteholders:

(1) waive on any terms or conditions any breach by the Company of any of the covenants or obligations binding upon the Company under this Deed or the Conditions; and

(2) apply to any court for directions under section 283HA or section 283HB of the Corporations Act or in relation to any question of law or fact and assent to and approve of or oppose any application to any court made by or at the instance of any Noteholder.

9.5 Trustee may act on advice

(1) The Trustee may in relation to this Deed act or decline to act on the advice or opinion of or any information obtained from any barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert and the Trustee will not be responsible or liable for any loss occasioned by its acting or declining to act in good faith on any such advice, opinion or information.

(2) Without limiting the generality of clause 9.5(1) the Trustee may at its discretion from time to time appoint a duly qualified expert to examine the Trust's financial affairs and, if appropriate, provide a Deficiency Certificate to the Trustee.

9.6 Appointment of Delegates

The Trustee may in consultation with the Company appoint in writing from time to time a Delegate to undertake, perform or discharge any of the duties, powers, discretions or other functions of the Trustee under this Deed. Where more than one corporation is appointed as the delegate of the Trustee to undertake, perform or discharge the same duty, power, discretion or other function of the Trustee under this Deed, the corporations so appointed will act jointly and severally.

9.7 Dealing with Delegates

The Trustee may by the terms of any appointment of a Delegate under clause 9.6 include provisions for the protection and convenience of persons dealing with that Delegate as the Trustee thinks fit. Notwithstanding those provisions, the Trustee will be liable, for any act or omission of that Delegate. The Delegate may be a Related Body Corporate of the Trustee.

9.8 Trustee may take action

Subject to the provisions of this Deed, the Trustee may at any time on behalf of Noteholders take any action or proceedings against the Company in the event of a breach by the Company of this Deed and the Conditions in relation to a Noteholder's Convertible Notes.

9.9 Trustee may hold Convertible Notes and be a Shareholder in the Company

(1) Subject to section 283AC of the Corporations Act, nothing in this Deed will be deemed to prohibit any Trustee or any Related Body Corporate or director of the Trustee (all hereinafter in this clause

where the context permits being included in the expression **Trustee**) from being a Noteholder in the Company or in any of its Subsidiaries or from acting in any representative capacity for a Noteholder or being a Shareholder in the Company and in particular and without prejudice to the generality of the foregoing it is expressly declared that:

(a) the Trustee may so act on its own account or as executor, administrator, trustee, receiver, committee, guardian, attorney or agent or in any other fiduciary, vicarious or professional capacity and nor will the acting in any such capacity as aforesaid be deemed a breach of the obligations arising out of the fiduciary relationship between the Trustee on the one hand and the Company or any Related Body Corporate of the Company on the other or the Trustee and the Noteholders hereby established or otherwise imposed or implied by law; and

(b) the Trustee will not by reason of its fiduciary capacity be precluded from making any contracts or entering into any transactions with the Company, or any Related Body Corporate of the Company, or with itself in any other capacity (including without limitation its personal capacity).

(2) Subject to section 283AC(2) of the Corporations Act but without prejudice to the generality of this clause 9.9, it is expressly declared that the contracts and transactions referred to in clause 9.9(1)(b) include any contract or transaction in relation to the subscription or placing of or any dealing with any stocks, shares, debenture stock, debenture, notes or other security of the Company or Related Body Corporate or of any other company in which the Company or any Related Body Corporate is interested and the acceptance of any office or profit from the Company or any Related Body Corporate, or any contract loan or deposit or other contract or transaction which any person or company not being a Trustee of this Deed could or might have entered into with the Company or any Related Body Corporate or with itself as Trustee including the customary share brokerage and usual bank's profit.

(3) The Trustee will not be accountable either to the Company or any of the Company's Related Bodies Corporate or the Noteholders for any profits arising from any of the contracts transactions or offices referred to in clause 9.9(1) or 9.9(2).

9.10 Trustee's duties

(1) Duty to ascertain whether Company has committed breach

The Trustee must exercise reasonable diligence to ascertain whether the Company has committed any breach of:

(a) the terms of the Convertible Notes;

(b) the provisions of this Deed:

(c) Chapter 2L of the Corporations Act; or

(d) any other Law.

(2) Duty to ensure Company remedies any breach

The Trustee must do everything reasonably in its power to ensure that the Company remedies any breach known to the Trustee of:

(a) the terms of the Convertible Notes;

(b) the provisions of this Deed;

(c) Chapter 2L of the Corporations Act; or

(d) any other Law,

unless the Trustee is satisfied that the breach will not materially prejudice the Noteholders' interests or any security for the Convertible Notes, and in such circumstances the Trustee may exercise its powers under clause 9.4(1).

(3) Duty to ensure compliance with Chapter 2K of the Corporations Act

The Trustee must use reasonable endeavours to ensure that the Company complies with Part 2K of the Corporations Act to the extent that it applies to the Convertible Notes.

(4) Notification to ASIC for non-compliance with ss283BE, 283BF, 318

The Trustee must notify ASIC as soon as practicable if the Company has not complied with section 283BE, 283BF or subsection 318(1) or (4) of the Corporations Act.

(5) Notification to ASIC if cannot be trustee

The Trustee must notify ASIC and the Company as soon as practicable if the Trustee discovers that it cannot be a trustee under section 283AC of the Corporations Act.

(6) Duty to give Noteholders a statement

The Trustee must give Noteholders a statement explaining the effect of any proposal that the Company submits to the Noteholders before any meeting that:

(a) the Court (as defined in the Corporations Act) calls in relation to a scheme under subsection 411(1) or (1A) of the Corporations Act; or

(b) the Trustee calls under subsection 283EB(1) of the Corporations Act.

(7) Applications to the Court

The Trustee must apply to the Court for an order under section 283HB of the Corporations Act if the Company reasonably requests it to do so. Nothing in this clause shall be construed as restricting the right of the Trustee to apply to the Court for an order under section 283HB of the Corporations Act where no request is made by the Company.

(8) Duty to comply with directions

Subject to the Trustee being provided with full indemnification by the Company (or another third party as is reasonably acceptable to and requested by the Trustee) against any liabilities that it might incur within the scope of its duties as provided for in this Deed, the Trustee must use reasonable endeavours to comply with any directions given to it at a Convertible Noteholders' meeting called under sections 283EA, 283EB or 283EC of the Corporations Act unless:

(a) the Trustee is of the opinion that the direction is inconsistent with the terms of the Convertible Notes, the provisions of this Deed, the Corporations Act or any other Law or is otherwise objectionable; and

(b) the Trustee has either obtained, or is in the process of obtaining, an order from the Court under section 283HA of the Corporations Act setting aside or varying the direction.

(9) No liability

The Trustee is not liable for anything done or omitted to be done in accordance with a direction given by the Noteholders at any meeting called under sections 283EA, 283EB or 283EC of the Corporations Act.

9.11 **Knowledge of the Trustee**

(1) The Trustee is not bound to take any steps to ascertain whether any event, including without limitation, an Event of Default has happened upon the happening of which the Convertible Notes hereby constituted become immediately payable.

(2) Subject to the provisions related to deemed receipt of notices and other communications under this Deed or the Conditions, the Trustee will only be considered to have knowledge or awareness of, or notice of, any thing, or grounds to believe, any thing, by virtue of the officers of the Trustee having day to day responsibility for the administration or management of the Trustee's obligations under this Deed having actual knowledge, actual awareness or actual notice of that thing, or grounds or reason to believe that thing (and similar references will be interpreted in this way). In addition, notice, knowledge or awareness of a default (howsoever described) means notice, knowledge or awareness of the occurrence of the events or circumstances constituting that default (as the case may be).

9.12 No notice of default

The Trustee is not obliged to notify the Noteholders:

(1) of the occurrence of any Event of Default; or

(2) of the occurrence or existence of any contravention or non-observance of any provision of this Deed.

9.13 Permitted reliance on the Company

(1) The Trustee is at liberty to accept a certificate or report signed by any two directors of the Company on behalf of the Company's board of directors to the effect that any particular dealing or transaction or step or thing is in the opinion of the directors of the Company commercially desirable and not detrimental to the Noteholders as sufficient evidence that it is so and the Trustee is in no way bound to call for further evidence or to enquire as to the accuracy thereof or be responsible for any loss that may be occasioned by its relying thereupon.

(2) The Trustee is entitled to accept as conclusive and act upon any information, report, balance sheet, account certificate, and statement supplied by the Company or any duly authorised officer.

(3) The Trustee is entitled to accept and act upon the statements contained in any document, certificate, report, balance sheet, or account given by the Company or any duly authorised officer pursuant to this Deed as conclusive evidence of the facts therein stated.

10. Discretion of Trustee

The Trustee has, as regards all the powers and authorities and discretions vested in it by this Deed, an absolute and uncontrolled discretion as to the exercise of that discretion in all respects and, in the absence of its fraud,

gross negligence or wilful default (or the fraud or gross negligence of any its attorneys, employees or Delegates appointed by it under this Deed), the Trustee will not be in any way responsible for any loss, damage, cost or expense that may result from the exercise or non-exercise of that discretion.

11. Trustee not responsible for monitoring compliance

Except where otherwise expressly provided in this Deed, the Corporations Act or any other Law, the Trustee is not required to:

(1) provide to any person any information concerning the business, financial condition, status or affairs of the Company;

(2) investigate the adequacy, accuracy or complexities of any information provided by the Company;

(3) assess, investigate or keep under review the business, financial condition, status or affairs of the Company; or

(4) monitor compliance by the Company of its obligations under this Deed.

12. Indemnity of Trustee

The Trustee is entitled to be indemnified by the Company in respect of all costs, charges (including all duties, taxes and any fines or penalties in respect of a charge), liabilities and expenses (including legal expenses on a full indemnity basis) and fees outstanding to the Trustee incurred by it in performing or exercising its powers or duties under this Deed. This indemnity is in addition to any indemnity allowed by law, but does not extend to costs, charges (including all duties, taxes and any fines or penalties in respect of a charge), liabilities or expenses arising from the Trustee's own fraud, gross negligence or wilful default or the fraud or gross negligence of any attorney, employee or Delegate appointed by it under this Deed. The Trustee may retain and pay out of any moneys in its hands arising in connection with this Deed (including monies from the Trust Assets and in priority to any claim by a Noteholder) all sums necessary to give effect to or satisfy such indemnity.

13. Retirement and removal of Trustee and appointment of new trustee

13.1 Retirement

Subject to clause 13.4, the Trustee may retire at any time (with or without giving any reason for its retirement) after the expiration of not less than 60 days' notice in writing to the Company of its intention to do so or such shorter period as is agreed to by the Company. The retirement will not

take effect until a new trustee has been appointed in accordance with the provisions of this clause 13 and has taken office.

13.2 Release

On and from the date of the Trustee's retirement;

(1) the Company and each of the Noteholders jointly and severally release and otherwise discharge the retiring Trustee to the fullest extent from the further performance of its obligations and duties as the Trustee;

(2) the new trustee and the Company shall indemnify the retiring Trustee against all liabilities and debts which the retiring Trustee may have incurred in its capacity as Trustee, and which remain unpaid at the retirement date; and

(3) the Company and each of the Noteholders shall provide the retiring Trustee with a release from all further obligations and liabilities arising after the retirement date in relation to its performance of obligations under this Deed.

13.3 Appointment of new trustee

Subject to clause 13.4, the power of appointing a new trustee of this Deed is vested in the Company but a trustee of this Deed must not be appointed unless the new trustee:

(1) is a Trustee Company;

(2) has undertaken to the Company or any other party in whose favour the undertaking is to be made or acknowledgment is to be given to comply with any undertakings or confirm any acknowledgements previously given by a Trustee under this Deed; and

(3) has given the indemnity referred to in clause 13.2(2) in a form that is to the reasonable satisfaction of the Trustee.

13.4 Appointment by Company

If when the period of notice referred to in clause 13.1 expires a new trustee has not been appointed, the Trustee may at any time thereafter and so long as an appointment has not been made by the Company under clause 13.3 appoint by deed a Trustee Company willing to act as the new trustee of this Deed and that appointment will be effective without the need for approval of the Noteholders.

13.5 Removal

The Company may remove the Trustee from office by notice in writing addressed to the Trustee if:

(1) the Trustee ceases to be a Trustee Company; or

(2) a Special Resolution of Noteholders determines that the Trustee should be removed; or

(3) the Trustee ceases to carry on business (other than in its capacity as trustee of another trust), enters into a scheme of arrangement (other than for the purpose of or in connection with a solvent reconstruction or amalgamation) or goes into Liquidation, provisional Liquidation or administration or has a receiver or receiver and manager appointed over any part of the assets or undertakings of the Trustee (not being assets or undertakings of the Trustee held in its capacity as trustee or another trust) which is not removed or withdrawn within 20 Business Days after the date of the appointment; or

(4) the Trustee defaults in performing or observing any of its obligations under this Deed and:

   (a) if that default is incapable of remedy, that default has had or is reasonably likely to have a material adverse effect on the ability of the Company to perform or observe its obligations to Noteholders; or

   (b) if that default is a material default and is capable of remedy, that default has not been remedied within 15 Business Days of receiving written notice of the default from the Company requiring that default to be remedied.

13.6 No removal without new appointment

For the avoidance of doubt it is acknowledged that the Company may not remove the Trustee pursuant to clause 13.5 until the Company has appointed a new trustee of this Deed which is a Trustee Company.

13.7 Trustee covenant

Notwithstanding anything contained in this clause 13 the Trustee covenants, with the intent that the benefit of the covenant will ensure for the benefit of the Noteholders, that it will not cease to be the Trustee until a corporation qualified to act pursuant to section 283AC of the Corporations Act has been appointed as trustee in its stead.

14. Power of amendment

14.1 Amendment without Noteholder consent

The Company and the Trustee are entitled without any authority or assent on the part of the Noteholders to amend or add to this Deed if in the opinion of the Trustee such amendment or addition:

(1) is of a formal, minor or technical nature;

(2) is made to correct a manifest error;

(3) is expedient or requisite to enable the Convertible Notes to be listed or remain listed for quotation on the ASX or to be offered for subscription or sale under the laws for the time being in force in any place;

(4) is not reasonably likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously therewith) to be materially prejudicial to the interests of the Noteholders and two directors of the Company on behalf of the board of directors of the Company have so certified to the Trustee. The Trustee in determining whether or not such amendment or addition is materially prejudicial to the interests of the Noteholders may act upon the advice or the opinion of or any information obtained from an expert (at the expense of the Company) and will not be responsible for any loss occasioned by its acting or declining to act on such advice, opinion or information; or

(5) is necessary and expedient to enable the Company to claim any deduction or rebate for income tax purposes in respect of interest payable on any Convertible Notes provided that the amendment is not materially prejudicial to the interests of Noteholders as a whole. The Trustee in determining whether or not such amendment or addition is materially prejudicial to the interests of the Noteholders may act upon the advice or the opinion of or any information obtained from an expert (at the expense of the Company) and will not be responsible for any loss occasioned by its acting or declining to act on such advice, opinion or information.

14.2 Amendment with Special Resolution

The Company and the Trustee may with the authority of a Special Resolution make any amendment or addition to this Deed.

15. Register of Noteholders

15.1 Maintenance of Register

The Company must establish and maintain or cause to be established and maintained a Register in accordance with section 168 of the Corporations Act and there must be entered into the Register:

(1) all information required by section 171 of the Corporations Act;

(2) the number of Convertible Notes held by each Noteholder and the Principal Amount of those Convertible Notes;

(3) the date of issue or transfer of those Convertible Notes; and

(4) any other particulars which the Company thinks fit or which the Trustee requires.

15.2 Alteration of Register

The Register will be altered accordingly on receipt of details of any change of name or address of a Noteholder notified in writing to the Company and accompanied in the case of change of name by any evidence which the Company may reasonably require.

15.3 Register to be kept open

Subject to clause 15.4 and to any instrument of exemption granted by ASIC to the Company from the provisions of section 168 of the Corporations Act the Register will remain open at all reasonable times during normal business hours for inspection by the Trustee and each Noteholder or any person authorised in writing by either of them. The Trustee will be kept informed at all times by the Company as to the identity and address of the party responsible for maintaining the Register. Upon requisition from a Noteholder, the Company must provide that Noteholder within 10 Business Days with a Noteholder Statement. This Deed constitutes an acknowledgement of indebtedness in respect of all the Convertible Notes on issue at any time. A Noteholder Statement does not constitute a certificate of title or an acknowledgement of debt. The Company must provide the Trustee with a copy of the Register within two Business Days of a request by the Trustee (or such lesser time as is necessary to enable the Trustee to comply with its obligations under this Deed).

15.4 Closure of Register

On giving a notice by advertisement or otherwise as may be required by law the Company may from time to time close any Register for any period or periods not exceeding 20 Business Days in aggregate in any calendar year.

15.5 No trust

No notice of any trusts express, implied or constructive will be entered in any Register.

15.6 Delegation

The Company may delegate all or any of its powers and obligations in respect of the Register.

16. General trust provisions

16.1 Interference by Trustee in conduct of Company's business

Subject to this Deed, the Trustee must not interfere with the conduct of the business of the Company.

16.2 Appointment of attorneys by Company

The Company irrevocably appoints the Trustee and its managing director or any authorised officer for the time being severally to be its attorney and in its name and on its behalf upon the Trustee determining that the Convertible Notes will have become immediately repayable under this Deed to sign and do all assurances, deeds, instruments, acts and things which the Company ought to execute, sign and do under the covenants contained in this Deed and generally to use the name of the Company in the exercise of all or any of the powers hereby conferred on the Trustee.

16.3 Liability of Noteholders to taxes

Whenever in consequence of the death of a Noteholder any law of the Commonwealth or any State or any other country or place imposes an immediate, future or possible liability on the Company to make any payments to any Government or taxation authority, with respect to any Convertible Notes held by the Noteholder, the Company is in respect of such liability indemnified by such Noteholder, its executors and administrators. Any moneys paid by the Company in respect of any such liability may be recovered by action from such Noteholder, its executors and administrators as a debt due to the Company and the Company has a lien in respect of such moneys upon the Principal Amount represented by the Convertible Notes held by such Noteholder, its executors and administrators and upon the interest on such sum.

16.4 Taxation

To the maximum extent permitted by law the provisions of this Deed in relation to any Convertible Note must be construed and have effect so as to choose that construction permitting compliance with any requirement under or pursuant to the Income Tax Assessment Act, as amended, which must be satisfied in order to enable the Company to claim a deduction from its assessable income in respect of the interest paid on that Convertible Note, in the manner most conducive to the preservation of the availability of such a deduction.

17. Confidentiality

17.1 Non disclosure

All Information and other material provided to or obtained by the Trustee, a Delegate or any officer, employee, professional adviser or other consultant of the Trustee on a confidential basis:

(1) under, in connection with or related to this Deed; or

(2) in the performance of any obligation, duty or power of the Trustee under this Deed,

is confidential to the Company and may not be disclosed to any person other than as set out in clause 17.2.

17.2 Permitted disclosure

Information which is in the public domain is not required to be kept confidential. Information may be disclosed:

(1) as (but only to the extent) required by this Deed or in connection with any obligation, duty or power of the Trustee under this Deed, a law or any judicial or regulatory body or authority;

(2) to those officers, employees, Delegates and professional advisers of the Trustee to whom it is absolutely necessary to reveal the Information or any part of it;

(3) to a person approved of in writing by the Company; or

(4) if the Company is listed on the ASX, to the ASX to enable the Company or the Trustee to comply with the Listing Rules.

17.3 Confidentiality

The Trustee is required to use reasonable endeavours to ensure that every person to whom Information is given under clause 17.2 keeps that Information confidential.

18. Meetings of Noteholders

The Trustee or the Company may call a meeting of Noteholders in the manner provided in this clause 18 and those meetings will be conducted and have the powers as are set out in this clause 18.

18.1 Convening meetings

(1) The Trustee or the Company may at any time summon a meeting of Noteholders.

(2) The Company must summon a meeting of Noteholders if requested in writing to do so by persons holding Convertible Notes representing not less than 10% in value of the Principal Amount in accordance with section 283EA of the Corporations Act.

(3) Meetings are to be held in Perth or at such other place as the Trustee and the Company may agree.

18.2 **Notice**

(1) Noteholders and the Auditor must be given at least 21 days notice of a meeting.

(2) The period of notice is to be determined exclusive of the day on which the Notice is served or deemed to be served and of the day for which it is given.

18.3 **Provision of notices**

(1) Notices to Noteholders may be given:

(a) to a Noteholder personally;

(b) by sending it by post to the address for the Noteholder in the Register;

(c) by sending it by facsimile to the facsimile number nominated by the Noteholder;

(d) by the Company posting, at the request of the Trustee, the Notice on its internet website or by the Trustee posting such Notice on its internet website;

(e) by publishing a notice in a newspaper which is generally available in each Australian State and Territory; or

(f) by any other means that the Company and the Trustee agree in writing and notify to the Noteholder.

(2) A notice of meeting must specify the place, day and hour of the meeting and the general nature of the business to be transacted but it is not necessary to specify in the notice the precise terms of the resolutions to be proposed.

(3) A copy of the notice must be promptly sent by post to the Trustee unless the meeting has been convened by the Trustee and to the Company unless the meeting has been convened by the Company.

(4) A notice sent to a Noteholder is taken to be given 3 days after it is posted if posted within Australia (or 7 days after it is posted if

posted to or from a place outside Australia), or on the next Business Day if sent by facsimile or other electronic means.

18.4 Failure to give notice does not invalidate

The accidental omission to give notice to or the non-receipt of notice by any of the Noteholders does not invalidate the proceedings at any meeting but where notice of a meeting convened by the Company or Trustee is not received by the other of them all business transacted and all resolutions passed at the meeting will be void and of no effect unless such notice is waived by such other of them.

18.5 Quorum

At any meeting a quorum for the transaction of business will be formed by at least two Noteholders present in person or by proxy or being a corporation by proxy or duly authorised representative holding Convertible Notes in aggregate representing at least 10% in value of the Principal Amount.

18.6 Adjournment in the absence of quorum

(1) If within 30 minutes from the time appointed for the meeting a quorum is not present the meeting convened upon the requisition of Noteholders will be dissolved. In any other case it will stand adjourned to such day and time not being less than 14 days thereafter or in the case of an adjourned meeting of Noteholders at which a Special Resolution is to be submitted 21 days thereafter and to such place as may be appointed by the relevant chairman.

(2) At an adjourned meeting in accordance with clause 18.6(1), the Noteholders present and entitled to vote whatever the value of the Convertible Notes held by them will be a quorum for the transaction of business including the passing of Special Resolutions.

(3) Notice of any adjourned meeting of Noteholders at which a Special Resolution is to be submitted must state that the Noteholders present at the adjourned meeting whatever their number and the amount of Convertible Notes held by them will form a quorum.

18.7 Chairman

(1) The Trustee or some other person nominated in writing by the Trustee is entitled to be the chairman at every meeting but if no such person is nominated or if at any meeting the person nominated will not be present within 15 minutes after the time appointed for the holding the meeting the Noteholders present may choose one of their number to be chairman. The chairman must be a person who is independent from the Company.

(2) The Trustee and the solicitors to the Trustee and any director or officer of a corporation being the Trustee and any director and the secretary and solicitors of the Company and any other person authorised by the Company, may attend any meeting and be heard.

18.8 Resolution by postal ballot

(1) A resolution of Noteholders may be passed by Noteholders completing, signing and returning copies of a written resolution, which has been sent by the Company (with the approval of the Trustee) or the Trustee, within a period specified by the Company or the Trustee.

(2) In respect of a resolution put to Noteholders pursuant to clause 18.8(1), each Noteholder is entitled to one vote for each Note held.

18.9 Adjournment by chairman

The chairman of any meeting may with the consent of any meeting at which a quorum is present (such consent being obtained if the Trustee so requires on a poll) and must if directed by the meeting so resolving on a poll, adjourn the meeting from time to time and from place to place but no business may be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

18.10 Voting

(1) At any meeting a resolution put to the vote of the meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the meeting's chairman, the Trustee or the Company or in writing by one or more Noteholders present in person or by proxy and holding or representing 5% in value of the Principal Amount.

(2) Unless a poll is so demanded in accordance with clause 18.10(1), a declaration by the meeting's chairman that a resolution has been carried or carried unanimously or by a particular majority or lost is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

(3) A determination of the number of proxies received in order to determine the number of valid proxies received in respect of any meeting or resolution to be put to a vote will be made by the Auditor or an independent third party agreed to by the Company and the Trustee.

18.16 **Noteholder which is a corporation**

A Noteholder which is a corporation may be represented at a meeting of Noteholders or may vote at the meeting or on a poll or in relation to any resolution of Noteholders by proxy or by attorney or by representative appointed in accordance with the provision of section 250D of the Corporations Act as if references to **member** or **members** in that section were references to **Noteholder** or **Noteholders**.

18.17 **Proxy**

(1) The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation either under its common seal or as otherwise authorised by the Corporations Act or under the hand of an officer or attorney so authorised and need not be witnessed.

(2) A person appointed to act as proxy need not be a Noteholder.

(3) The proxy will be deemed to include the right to demand or join in demanding a poll.

(4) Unless the contrary is stated on the instrument of proxy, a proxy is valid for any adjournment of the meeting to which it relates.

18.18 **Deposit of proxies**

(1) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the power or authority, must be deposited at such place as the Trustee or the Company may in the notice convening the meeting direct, or if no such place is appointed, then at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll before the time appointed for taking of the poll) at which the person named in the instrument proposes to vote and in default the instrument of proxy will not be treated as valid.

(2) No instrument appointing a proxy is valid after the expiration of 12 months from the date named in it as the date of its execution.

18.19 **Proxy voting**

A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or insanity of the principal, revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Convertible Notes in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation, or transfer has been received by the Company at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

18.11 No casting vote

In the case of an equality of votes whether on a show of hands or on a poll the chairman of the meeting at which the show of hands takes place or at which the poll is demanded has no casting vote in addition to the votes (if any) to which he may be entitled as a Noteholder.

18.12 Poll demands

(1) A poll demanded on the election of a chairman or on a question of adjournment is to be taken at the meeting without adjournment.

(2) A poll demanded on any question other than as set out in clause 18.12(1) is to be taken either immediately or, with consent of the Trustee, at such other time (not being more than thirty days from the date of the meeting) and place as the meeting's chairman may direct. No notice need be given of a poll not taken immediately.

(3) The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

(4) The result of a poll will be deemed to be the resolution of the meeting at which the poll was demanded.

18.13 Voting entitlements

On a show of hands every Noteholder who being an individual is present in person or by attorney or being a corporation is present by proxy or attorney or by its authorised representative has one vote and on a poll every Noteholder who is present in person or by proxy has one vote for every Convertible Note with respect to which he is the registered holder.

18.14 Joint holders

In the case of joint registered holders of Convertible Notes the vote of the senior who tenders a vote whether in person or by proxy is to be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority is determined by the order in which the names appear in the Register in respect of the joint holding.

18.15 Noteholder entitled to more than one vote

On a poll votes may be given either personally or by proxy and a Noteholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

18.20 **Powers of meeting of Noteholders**

Without limiting the rights of Noteholders, the Company and the Trustee pursuant to this Deed, a meeting of Noteholders has in addition to all other powers, the following powers exercisable by Special Resolution only:

(1) power to sanction any modification or compromise or any arrangement in respect of the rights of the Noteholders against the Company whether such rights will arise under this Deed, the Conditions or otherwise;

(2) power to assent to any modification of the provisions contained in this Deed or the Conditions and to authorise the Trustee to concur in and execute any supplemental deed embodying any such modification;

(3) power to give any sanction, direction or request which under any of the provision of this Deed is required to be given with the consent of the Noteholders.

(4) power to give and release in respect of anything done or omitted to be done by the Trustee; and

(5) power to remove a Trustee.

18.21 **Special Resolution binding**

A Special Resolution passed at a meeting of the Noteholders duly convened and held in accordance with this Deed is binding upon all the Noteholders whether or not present at the meeting and each Noteholder is bound to give effect to it accordingly.

18.22 **Special Resolution – definition**

The expression **Special Resolution** when used in this Deed means a resolution passed at a meeting of the Noteholders duly convened and held in accordance with this Deed and carried by a majority consisting of not less than 75% of the persons voting at the meeting upon a show of hands or if a poll is duly demanded then by a majority consisting of the holders of Convertible Notes representing not less than 75% in value of the Principal Amount held by the holders of Convertible Notes who are present at the meeting in person, by proxy or representative.

18.23 **Minutes**

Minutes of all resolutions and proceedings at every meeting must be made and duly entered in the books provided for that purpose by the Company and any minute if purporting to be signed by the chairman of the meeting at which a resolution was passed or proceedings were held or by

the chairman of the next succeeding meeting of Noteholders is prima facie evidence of the matters stated in it.

19. Inspection of Trust Deed

19.1 On receipt of a request from a Noteholder for a copy of this Deed, the Company must provide that Noteholder with a copy of the Deed within 15 Business Days after the date that request is made.

19.2 Copies of this Deed will be provided to the Noteholder at the Company's registered office unless the Company otherwise agrees.

20. Applicable law

20.1 This Deed will be construed to take effect in accordance with the law for the time being of Western Australia.

21. Notices

21.1 Form of notices

A notice, approval, consent or other communication in connection with this Deed or the Convertible Notes:

(1) must be in writing; and

(2) must:

(a) in the case of the Trustee and the Company, be left at the address of the addressee or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee or sent by facsimile with the details specified in this clause or if the address notifies another address or facsimile number then to that address or facsimile number:

if to the Company:

Address:	PO Box 265 SUBIACO WA 6904
Fax:	(08) 6363 8783
Attention:	Company Secretary

if to the Trustee:

Address:	Level 22 207 Kent Street SYDNEY NSW 2000
Fax:	(02) 9028 5942
Attention:	Corporate Trust

(b) in the case of a Noteholder (other than a joint Noteholder) be sent through the post in a prepaid letter addressed to that Noteholder at his registered address (but if that registered address is outside Australia the notice, approval, consent or other must be sent by airmail); or

(c) in the case of a joint Noteholders, be sent through the post in a prepaid letter addressed to the Noteholder whose names stands first in the register in respect of those joint Noteholders at his registered address (but if that registered address is outside Australia the notice, approval, consent or other must be sent by airmail).

21.2 Effective upon receipt

Unless a later time is specified in it a notice, approval, consent or other takes effect from the time it is received.

21.3 Timing of receipt

A letter or facsimile (or other electronic means) is taken to be received:

(1) in the case of a posted letter, on the third (seventh, if posted to or from a place outside Australia) day after posting; and

(2) in the case of a facsimile (or other electronic means),

(a) if sent before 5:00pm, on the Business Day on which it is sent; or

(b) if sent after 5:00pm, on the next Business Day.

22. GST

22.1 Any fees paid by the Company to the Trustee pursuant to this Deed are exclusive of any GST the Trustee pays or is liable to pay as a result of it providing the services pursuant to this Deed.

22.2 If any GST is payable on any taxable supply made under this Deed to the recipient (**Recipient**) by the supplier (**Supplier**), the Recipient must pay to

the Supplier the amount of the GST, subject to receipt of a valid tax invoice (or other things required for the Recipient (or representative member is this is not the Recipient) to obtain an input tax credit or other like offset) for the supply.

22.3 A certificate given by the Trustee to the Company of the amount of GST payable by the Trustee will be conclusive as between the Parties except in the case of manifest error.

22.4 The Parties acknowledge and undertake to comply with the provisions of the GST Act.

23. Counterparts

23.1 This Deed may be executed in any number of counterparts, including counterparts delivered by facsimile. All counterparts together (including a counterpart delivered by facsimile) will be taken to constitute one instrument.

Schedule 1
Conditions of Convertible Notes

1. The Note Issue

1.1 Terms

The Convertible Notes will:

(1) have a face value representing a Principal Amount of $0.45;

(2) bear interest as set out in Schedule 1, clause 2;

(3) be convertible, as provided in Schedule 1, clause 4, into Shares; and

(4) where the whole of the face value has not been converted pursuant to the Conversion Option, be redeemed in accordance with Schedule 1, clause 3.

1.2 Unsecured liability

The Convertible Notes will be an unsecured liability of the Company in accordance with the terms of the Trust Deed and will rank equally with other unsecured liabilities of the Company.

1.3 Withholding tax

(1) All payments or credits to, or to the account of Noteholders (including payment of, and credits in respect of interest) will be made net of any tax in respect thereof required by law to be withheld, deducted or paid by the Company except to the extent that the Company is satisfied that the Noteholder is exempt from any such tax or is a person in respect of whom any such withholding, deduction or payment is not required to be made. Any Noteholder claiming any such exemption or to be such a person will provide the Company with such evidence as the Company may from time to time require to satisfy itself as to the validity of such claim.

(2) The Company may make any deduction or withholding from any amount payable to a Noteholder in respect of Convertible Notes for or on account of withholding or other tax required by law to be deducted or withheld, and, where any such deduction or withholding has been made and the amount thereof accounted for by the Company to the Commissioner of Taxation or other appropriate taxing authority and the balance of the amount payable has been paid to the Noteholder concerned, the full

amount payable to such Noteholder will be deemed to have been duly paid and satisfied by the Company.

1.4 Entry in Register

The Company (or any person to whom the Company's powers and obligations in respect of the Register are delegated in accordance with clause 14.6 of the Trust Deed) must ensure that each Noteholder's details are entered in the Register.

1.5 ASX Listing

The Company must apply to ASX for official quotation of the Notes no later than 10 Business Days after the date of allotment of the Notes. Upon permission for official quotation of the Notes being granted the terms of the Notes will be subject to the provisions of the Listing Rules and will be deemed varied from time to time to the extent necessary to ensure compliance with any applicable Listing Rules. If the Convertible Notes have not been admitted to Quotation within 3 months after they are issued, they will immediately mature and be redeemed in accordance with Schedule 1, clause 3.1(2).

2. Interest

2.1 Interest rate

(1) Interest will be payable on the Convertible Note at the rate of 15% per annum fixed.

(2) Subject to Schedule 1, clause 2.1(3) below, interest will accrue daily from the date of issue of the Note until the earlier of:

(a) the Maturity Date; or

(b) the Date of Conversion,

and subject to Schedule 1, clause 2.2, will be payable in arrears within 5 Business Days of the Interest Payment Dates.

(3) Subject to Schedule 1, clause 2.2 below, in respect of the first instalment of interest payable on the Notes, interest will accrue daily from the date that the Notes are issued in accordance with clause 3.5 of the Trust Deed until the First Interest Payment Date and will be payable in arrears for that period within 5 Business Days of the First Interest Payment Date.

2.2 Payment of interest upon Conversion

(1) If a Conversion Option is exercised in respect of a Note after an Interest Payment Date but before the next Interest Payment Date,

the Noteholder will be entitled to earn interest on those Notes until the Date of Conversion.

3. Redemption

3.1 Redemption

A Convertible Note will be redeemed on the first to occur of the following:

(1) the receipt by the Company of a Redemption Notice in respect of the Convertible Note as a result of the exercise by the Trustee of its rights under clause 7.2 or 7.3 of the Trust Deed or by the Noteholder under clause 7.5 of the Trust Deed; or

(2) if the Noteholder has not exercised the Conversion Option prior to the Maturity Date, the Maturity Date.

3.2 Timing of redemption

A Convertible Note will be redeemed within 10 Business Days after the receipt by the Company of a Redemption Notice as contemplated by Schedule 1, clause 3.1(1), and the Company will deliver to the Noteholder a cheque or draft for the Redemption Amount plus the amount of any interest payment calculated in accordance with the following formula:

$$R = \frac{I}{91.25} \times MP$$

Where:

R = the amount of interest to be added to the Redemption Amount.

I = the total amount of interest which would have been payable in respect of the Convertible Notes the subject of the relevant Redemption Notice in arrears on the Interest Payment Date immediately following the date of the Redemption Notice (had the Redemption Notice not been given) or the final Interest Payment Date being the Maturity Date, as the case may be (the **Date of Redemption**); and

MP = the number of days commencing on the Interest Payment Date which immediately preceded the Date of Redemption and ending on Date of Redemption.

3.3 Redemption of the Note

The Trustee or a Noteholder will only be entitled to issue a Redemption Notice pursuant to an exercise of their respective rights under clause 7.2, 7.3 or 7.5 of the Trust Deed, and only in respect of all of the Notes:

(1) then on issue – in the case of the issue of a Redemption Notice by the Trustee under clause 7.2 or 7.3 of the Trust Deed; or

(2) held by that Noteholder – in the case of the issue of a Redemption Notice by a Noteholder under clause 7.5 of the Trust Deed,

and only in respect of the whole of the Principal Amount of those Notes.

3.4 **Exclusion**

The Noteholder will not be entitled to require redemption of any Convertible Notes held by him otherwise than pursuant to this Schedule 1, clause 3.

4. Conversion

4.1 **Conversion**

(1) A Noteholder will be entitled to convert all or part of the Notes held by that Noteholder in accordance with this Schedule 1 clause 4 by delivering a Conversion Notice to the Company.

(2) A Noteholder may exercise the Conversion Option:

(a) in respect of the whole or part of the total number of Notes held by that Noteholder; and

(b) in respect of the whole of the Principal Amount of a Note held by that Noteholder and not in respect of a proportion only of the Principal Amount of a Note held by that Noteholder.

(3) A Noteholder will only be entitled to deliver a Conversion Notice to the Company and exercise a Conversion Option between the date of issue of the Convertible Notes and the Maturity Date.

(4) A Conversion Option is deemed to be exercised on the Conversion Notice Date and for the avoidance of doubt, provided that the Conversion Notice Date occurs prior to the Maturity Date, a Noteholder will be entitled to Shares upon conversion notwithstanding that the Date of Conversion may fall after the Maturity Date.

(5) On the Date of Conversion, the Company will proceed to issue and allot to the Noteholder who delivers that Conversion Notice that number of Shares as calculated in accordance with Schedule 1, clause 4.2, and will notify the Noteholder accordingly.

(6) The issue and allotment of Shares on the Date of Conversion pursuant to this Schedule 1 clause 4 will be and be deemed for all purposes to be in full satisfaction and discharge of the Principal

Amount owing to the Noteholder pursuant to the relevant Convertible Notes held by that Noteholder but the Conversion pursuant to this Schedule 1 clause 4 will in no way affect any liability of the Company for unpaid interest accrued up to the Date of Conversion.

(7) The Shares issued and allotted upon the Date of Conversion pursuant to this clause will rank equally in all respects with all issued Shares at the Date of Conversion.

(8) The Company will make application for official quotation by the ASX of all Shares issued and allotted on the Date of Conversion pursuant to this Schedule 1 clause 4. Such application will be made as soon as reasonably practicable after Shares are so issued and allotted and in any event within any period prescribed by the Listing Rules.

(9) Within 10 Business Days of the issue and allotment of Shares to a Noteholder on the Date of Conversion pursuant to this clause, the Company will deliver to the Noteholder a holding statement in respect of the Shares so issued and allotted.

4.2 Conversion rate

The number of Shares to which a Noteholder will be entitled on exercise of the Conversion Option will be 10 Shares for each Note held (10:1).

4.3 Other potential Conversion events

The Company must notify the Trustee and Noteholders as soon as practicable but in any event within 1 Business Day after it becomes aware of any of the following events that occur at any time prior to the Maturity Date:

(1) an announcement that it is proposed to delist the Company from the official list of the ASX; or

(2) an Event of Default occurs.

4.4 No other rights of conversion

A Convertible Note will only be converted to Shares as set out in this Schedule 1, clause 4.

4.5 Shares allotted on Conversion

The Shares to be allotted on conversion under this Schedule 1 will be Shares with respect to which no provision is made (whether by the Constitution of the Company or other instrument constituting or defining the constitution of the Company or otherwise) for changing or converting them into shares of another class, except for the purpose of enabling, in

accordance with any law relating to companies, the consolidation and division of all or any of the share capital of the Company or of another company or the subdivision of all or any of the shares in the capital of the Company or of another company.

5. Bonus issues

5.1 Bonus Share allotment/Capital Return

If a bonus share allotment or capital return is made by the Company to its Shareholders, at any time during the period subsequent to the issue of a Convertible Note to a Noteholder and prior to a Date of Conversion, and if subsequent to the bonus allotment or capital return being made the Noteholder exercises its Conversion Option, then on the Date of Conversion, the Company will issue and allot or distribute to that Noteholder:

(1) shares in the capital of the Company of the same class as the shares the subject of the bonus share allotment or a capital return as the case may be; and

(2) the number of shares so issued or the amount of capital return as the case may be will be equal to the number of shares in the capital of the Company or the amount of capital return to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which Conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be,

on terms and conditions that are the same as or correspond with or are no more favourable to the Noteholder than the terms and conditions on which such shares are allotted or capital return is made to any ordinary shareholder of the Company.

6. Foreign holders

Where Convertible Notes are held by or on behalf of a person resident outside Australia then, notwithstanding any other terms or conditions applicable to such Convertible Notes, it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable under this Schedule 1 or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

7. Conversion of Voting Shares Precluded

7.1 Breaches of law

Notwithstanding any other term of the Trust Deed or these Conditions, a Noteholder is not entitled to Convert (and the Company is entitled to refuse to Convert) such number of Convertible Notes that would result in:

(1) a person acquiring Voting Shares in the Company in breach of section 606 of the Corporations Act (or any equivalent provision); or

(2) a person acquiring Shares where a notification being required to be sent under, or consent is required under, any legislation by which the Company or its Related Bodies Corporate are bound.

7.2 Statutory declaration

The Company may in its discretion require a Noteholder to provide a statutory declaration confirming that the circumstances referred to in Schedule 1, clause 7.1 do not exist in respect of any conversion by that Noteholder.

8. Registration of transfers

8.1 Transfer

Subject to the terms of the Trust Deed, the Noteholder may transfer all or any of the Convertible Notes that it holds by an instrument in writing in any usual form or in any other form that the directors of the Company approve.

8.2 Transfer form

In relation to all transfers of Convertible Notes the transfer form must be:

(1) lodged at the Specified Office together with payment of any stamp duty, taxes or other governmental charges payable thereon; and

(2) accompanied by such evidence as the Company may require to prove the title and identity of the transferor and the transferee, the right of entitlement of the transferee to receive a transfer of the relevant Convertible Note, the due execution of the transfer form and the due compliance and observance with all applicable laws and regulations of the Commonwealth of Australia and each State and Territory thereof, including but in no way limited to the ASX Listing Rules.

8.3 Recording transfers

The Company will promptly upon being satisfied with the transfer form, any accompanying information, the identity of the transferor and the

transferee and the due compliance with such reasonable regulations as the Company may determine from time to time, accept the application contained in the transfer form by making an inscription in the Register recording the transfer of the relevant Convertible Note.

8.4 **Registration**

On the entry being made in the Register, the Company and the Trustee will recognise the transferee as the registered owner of the relevant Convertible Note and as being entitled to the repayment of the Principal Amount and the payment of all interest in respect thereof and to all other rights vested in Noteholders under the Trust Deed. The transferor will for all purposes be and be deemed to be the registered owner of the relevant Convertible Note until an inscription is made in the Register recording the transfer, the name and address of the transferee and the other matters required to be entered into the Register by the Company from time to time.

8.5 **Administration**

(1) The Company will register the transfer of a Convertible Note notwithstanding that the transfer form to which the transfer relates has not been marked by the Company.

(2) The Company will procure that all transfer forms which are registered will be retained by the Company for a period of 7 years after receipt but any transfer form which the Company declines to register will (except in the case of fraud or suspected fraud) be returned on demand to the person depositing the same.

(3) The Company will not register the transfer of a Convertible Note on or after its Maturity Date.

(4) To the extent that any of the conditions of the Convertible Notes are inconsistent with the Listing Rules, the provisions of the Listing Rules shall apply.

8.6 **Directions**

(1) Subject to the Trust Deed and these Conditions, and any conditions proposed by the Company at the time the Convertible Notes are issued and any entries made on the Register, the Company will comply with any payment or distribution direction made by a transferee:

(a) in an application for transfer of Convertible Notes on and from the time of registration of that transfer; and

(b) at any subsequent time in such form as the Company will from time to time determine.

(2) A direction from any one or more joint holders of a Convertible Note will bind all the joint holders. If more than one direction is received from joint holders of a Convertible Note the direction of the senior is to be accepted to the exclusion of the other directions and for this purpose seniority is determined by the order in which the names appear in the Register of Noteholders in respect of the joint holding.

8.7 Transmission

Subject to Schedule 1, clause 7.1, a person becoming entitled to Convertible Notes as a consequence of the death or bankruptcy of a Noteholder or of a vesting order or a person administering the estate of a Noteholder may, upon producing such evidence as to that entitlement or status as the Company considers sufficient, transfer the Convertible Notes of that Noteholder or, if so entitled, become registered as the holder of the Convertible Notes.

8.8 No registration fee

Transfers will be inscribed in the Register without charge provided taxes or other governmental charges (if any) imposed in relation to the transfer have been paid.

8.9 Non-registration of third party interests

Convertible Notes will be registered by name only without reference to any trusteeships. Any entry in the Register of the name and address of a Noteholder and the amount owed to that Noteholder is conclusive evidence of title subject to rectification for fraud or error.

8.10 Person registered

The person registered as a Noteholder of an amount of Convertible Notes will be treated by the Company as the absolute owner of that amount of Convertible Notes. Neither the Company, nor the Trustee will, except as ordered by a Court or as required by statute, be obliged to take notice of any claim to a Convertible Note. Entry in the Register of the name and address of a Noteholder and the number of Notes held by that Noteholder is conclusive evidence of title subject to rectification for fraud or error.

8.11 Maintenance of Register

The Company may delegate all or any of its powers and obligations with respect to transfers of Convertible Notes to a delegate appointed in accordance with clause 15.6 of the Trust Deed.

9. Non voting

The Convertible Notes do not confer on the holders any rights to attend or vote at general meetings of Shareholders but the Company will send to

Noteholders copies of all material that the Company sends to Shareholders.

Executed as a deed and delivered on the date shown on the first page.

Executed by **First Australian Resources Limited** ACN 009 117 293 in accordance with section 127 of the *Corporations Act 2001:*

Director	Secretary
MICHAEL EVANS	COLIN HARPER
Name of director/ (BLOCK LETTERS)	Name of ~~director~~ Secretary (BLOCK LETTERS)

COMMON SEAL
AUSTRALIAN EXECUTOR TRUSTEES LIMITED
A.C.N. 007 869 794

The Common Seal of **Australian Executor Trustee Limited** ACN 007 869 794 was hereunto affixed with the authority of:

Authorised Officer	Authorised Officer
JOANNE COCHRANE	Philip John Walter Joseph
Name of Authorised Officer (BLOCK LETTERS)	Name of Authorised Officer (BLOCK LETTERS)

Annexure A
Conversion Notice

To: First Australian Resources Limited
PO Box 265
SUBIACO WA 6904

NOTICE OF CONVERSION OF CONVERTIBLE NOTES

I/WE ____
Name of Holder

of

____
Address of Holder

holdings SRN/HIN number ________________ hereby request conversion of
SRN/HIN

__________________________ Convertible Notes into fully paid ordinary shares in the capital of First Australian Resources Limited in accordance with the terms and conditions of the Trust Deed dated [ ] 2009

I note that while I can serve this Conversion Notice on the Company at any time, no shares will be issued to me until the Date of Conversion (being the next occurring Interest Payment Date).

I/We agree to be bound by the constitution of First Australian Resources Limited.

Signature: ______________________________________
Noteholder/Director/Sole Director

Name (please print): ______________________________________

Signature: ______________________________________

Name (please print): ______________________________________

Dated: ______________________________________

END